Mail Stop 4561

January 11, 2008

E. Eugene Sharer
President
Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850

> **Re: Airbee Wireless, Inc.**
> **Form 8-K filed on January 2, 2008**
> **File No. 000-50918**

Dear Mr. Sharer:

We have reviewed your filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on January 2, 2008

1.   Please amend your filing to disclose who concluded that previously issued financial statements could no longer be relied upon including that date such conclusion was reached as required by Item 4.02 (a) (1) to the Form 8-K. Further, your amended filing should include a brief description of the facts underlying the conclusion that the previously issued financial statement can no longer be relied upon as required by Item 4.02 (a) (2) to the Form 8-K.

2.   When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the

effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-B. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jason Niethamer at (202) 551-3855 or me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief